October 19, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Pamela Long

Re:	LSB Industries, Inc.; Registration Statement on Form S-1, SEC File No.
333-145721, filed on August 27, 2007; Our File Nos. 07033-0025

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1, SEC File No. 333-145721 (the “Registration Statement”). The SEC comments were delivered to David M. Shear, Senior Vice President and General Counsel of the Company, by letter dated September 25, 2007 (the “Comment Letter”).

Please note that with the filing of this letter, the Company filed with the SEC the Company’s Amendment No. 1 to the Registration Statement (the “Amendment”). A marked copy illustrating the changes to the originally filed Registration Statement is included for your convenience.

The SEC’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter. Capitalized terms used herein have the meanings assigned to them in the Amendment. Page numbers referenced in responses indicate the pages of the Amendment.

Securities and Exchange Commission

October 19, 2007

The beneficial ownership of the Company’s common stock and the number of outstanding shares of common stock set forth in Amendment No. 1 to the Form S-1 are based upon a record date of September 30, 2007.

General

1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:	As of the date of this response, the Company has not received comments regarding the Company’s requests for confidential treatment.

2. Please tell us the number of shares currently outstanding held by non-affiliates and how you calculated this number.

Response:	There are 16,388,533 share of common stock held by non-affiliates as of September 30, 2007. This number is calculated as follows:

As of September 30, 2007

Total shares outstanding:	20,614,588

Less, shares held by (a) Jack E. Golsen (Chairman and CEO), Barry H. Golsen (President and director), and members of their families and entities controlled by them and/or members of their families: and (b) other executive officers and directors of the Company:	4,226,055

Shares held by non-affiliates:	16,388,533

Securities and Exchange Commission

October 19, 2007

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:	The Amendment includes the following disclosure beginning on page 41 of the Amendment, following the footnotes to the selling security holders table.

“Payments to Selling Security Holders

The following table illustrates the dollar amount of each payment (other than repayment of principal on the debentures) that we have made in the three years prior to September 30, 2007, or may be required to make to the selling security holders (or any affiliate of a selling security holder).

As indicated in the table below, the total amount of all payments made or potentially made by us to the selling security holders (or their affiliates) in connection with the debentures is $16,500,000 or $3,300,000 in the first year after the issuance of the debentures, in each case, plus the amount of any liquidated damages or make-whole premium that may be payable under certain circumstances. The gross proceeds to us in the placement of debentures was $60 million, and the net proceeds was approximately $57 million, after the payment of approximately $3 million in placement agent fees.

Type of Payment (1)	Total Dollar Amount

Interest on debentures (2)	$16,500,000

Liquidated damages payable upon default under registration rights agreement applicable to debentures	(3)

Make-whole premium payable on debentures converted in connection with a fundamental change	(4)

Interest payments on 7% debentures (5)	171,500

Prepaid Interest on conversions of 7% debentures (6)	136,500

Dividend payments on Series 2 Preferred (7)	133,000

Common stock issued in exchange for Series 2 Preferred (8)	17,492,829

Total	$34,433,823

Securities and Exchange Commission

October 19, 2007

(1)	This table does not include the value of (a) our common stock issuable upon conversion of the debentures, (b) the shares of our common stock issued upon conversion of the 7% debentures, or (c) the shares of our common stock issued upon the conversion of shares of our Series 2 Preferred. See footnote 8 as to value of certain exchanges relating to our Series 2 Preferred.

(2)	Aggregate amount of interest payable on $60 million aggregate principal amount of convertible debentures issued to the selling security holders over their five year term and assuming that the debentures are not converted prior to maturity. In the first year after the issuance of the debentures, $3.3 million will be payable as interest on the $60 million aggregate principal amount.

(3)	Under the terms of the registration rights agreement, we will be required to pay liquidated damages on any interest payment date if the registration statement covering the debentures and common stock issuable upon exercise of the debentures is not declared effective by November 25, 2007, or, subject to certain exceptions, if its effectiveness is not maintained until July 1, 2010 (the latter, a “maintenance failure”), in each case, at an annual rate equal to 0.25% for the first 90 days and 0.50% thereafter of the aggregate principal amount of the debentures until, as the case may be, the registration statement is filed, declared effective or the maintenance failure is cured. See “Description of the Debentures — Registration rights of the debenture holders.” This table does not include the amount of liquidated damages that may be required to be paid, if any.

(4)	If a fundamental change occurs on or before June 30, 2010, we will pay a make-whole premium on the debentures converted in connection with the fundamental change, payable in shares of our common stock or the consideration into which our common stock has been converted or exchanged in connection with the fundamental change. The amount of the make-whole premium, if any, will be based on the stock price in the fundamental change transaction and the date of the fundamental change transaction. The definition of “fundamental change” and a description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and effective dates is set forth under “Description of the Debentures — Conversion of debentures — Make-whole premium, and — Repurchase at option of the holder upon a designated event — Definition of designated event.” This table does not include the value of the make-whole premium payable, if any.

Securities and Exchange Commission

October 19, 2007

(5)	The total amount of interest payments paid on the 7% debentures was $661,750. Of that amount, we paid $50,750 to Bancroft Fund Ltd., $50,750 to Ellsworth Fund Ltd., and $70,000 to Jayhawk Institutional Partners, L.P. To our knowledge, no other selling security holders held 7% debentures and were paid interest thereon.

(6)	In connection with separate unsolicited conversions of 7% debentures for shares of our common stock, we paid a total amount of $617,750 to certain holders of 7% debentures that converted 7% debentures into shares of common stock, representing the interest that would have been payable on the converted debentures if such selling security holder had held the debentures until the next interest payment date after the date of the conversion. Of that amount, we paid $50,750 to Bancroft Fund Ltd., $50,750 to Ellsworth Fund Ltd., and $35,000 to Jayhawk Institutional Partners, L.P. No other selling security holder participated in an exchange.

(7)	We paid this amount Jayhawk Institutional Partners, L.P. or other members of the Jayhawk Group in dividends on the Series 2 Preferred. To our knowledge, no other selling security holders held 7% debentures and were paid dividends thereon.

(8)	On November 10, 2006, we entered into an agreement (“Jayhawk Agreement”) with the Jayhawk Group, pursuant to which the Jayhawk Group agreed, if we made an exchange offer for our Series 2 Preferred, to tender 180,450 shares of the 346,662 shares of Series 2 Preferred owned by the Jayhawk Group. As a condition to the Jayhawk Group’s obligation to tender such shares of Series 2 Preferred in an exchange offer, the Jayhawk Agreement further provided the Golsen Group would exchange only 26,467 of the 49,550 shares of Series 2 Preferred beneficially owned by them. On February 9, 2007, we began a tender offer to exchange shares of our common stock for up to 309,807 of the 499,102 outstanding shares of the Series 2 Preferred. The terms of the exchange offer provided for our issuance of 7.4 shares of common stock in exchange for each share of Series 2 Preferred tendered in the exchange offer and the waiver of all rights to accrued and unpaid dividends on the Series 2 Preferred tendered. The tender offer was completed on March 12, 2007, and we issued 2,262,965 shares of our common stock in exchange for 305,807 shares of Series 2 Preferred that were tendered. Pursuant to the Jayhawk Agreement and the terms of the exchange offer, the Jayhawk Group tendered 180,450 shares of Series 2 Preferred for 1,335,330 shares of our common stock and waived a total of approximately $4.33 million in accrued and unpaid dividends. The dollar amount shown is the fair market value of the 1,335,330 shares of common stock issued to the Jayhawk Group, based on the closing price of our common stock on the date of the exchange as reported on the AMEX. This amount does not include 671,046 shares of common stock issued in August 2007 to the Jayhawk Group upon conversion of 155,012 shares of Series 2 Preferred prior to our redemption of the Series 2 Preferred. The value of such 671,046 shares was $13,266,579, based on the closing price of our common stock on the date of issuance as reported on the AMEX.”

4. Please supplementally provide us with a description of all prior transactions between the company and any of the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transactions.

Securities and Exchange Commission

October 19, 2007

Response:	The selling stockholders with which the Company has had prior transactions are Bancroft Fund, Ltd. (“Bancroft”), Ellsworth Fund, Ltd. (“Ellsworth”), and Jayhawk Institutional Investors, L.P. (“Jayhawk Institutional”). The Company also has prior transactions with affiliates of Jayhawk Institutional. The transactions between the Company and each of Bancroft, Ellsworth, Jayhawk Institutional and the affiliates of Jayhawk Institutional are described in the registration statement as follows:

1.	Bancroft and Ellsworth:

•	See the response to comment number 3 for a description of certain payments and potential payments to Bancroft and Ellsworth.

•	See paragraph 1, 4, and 5 under the heading “Recent Sales of Unregistered Securities” on page II-1 of the Amendment for a description of prior securities transactions with Bancroft and Ellsworth.

2.	Jayhawk:

•	See the response to comment number 3 for a description of certain payments to Jayhawk Institutional and its affiliates.

•

See paragraphs 3, 4, and 5 under the heading “Recent Sales of Unregistered Securities” on page II-1 of the Amendment for a description of prior securities transactions with Jayhawk Institutional and its affiliates.

•	See the discussion under “Certain Relationships and Related Transactions—Jayhawk” on page 50 the Amendment for a description of other transactions with Jayhawk Institutional and its affiliates.

To the Company’s knowledge, there are no transactions between the Company and any affiliates of a selling security holder or any person with whom any selling security holder has a contractual relationship.

Selling Security Holders, page 48

5. Please disclose the names of the selling shareholders who are broker-dealers or affiliates of a broker dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Securities and Exchange Commission

October 19, 2007

Response:	Amendment No. 1 includes the requested disclosure in the footnotes to the selling security holder table beginning on page 37 of the Amendment.

Please note that the information regarding broker-dealer status and affiliation is based on questionnaires submitted to the selling security holders in connection with the preparation of this Amendment, as well as questionnaires completed by the selling security holders in connection with the original issuance of the debentures.

6. Please disclose whether any of the selling stockholders have an existing short position in your common stock.

Response:	Amendment No. 1 includes the requested disclosure in the footnotes to the selling security holders table beginning on page 37 of the Amendment.

Please note that the information regarding existing short positions is based on questionnaires submitted to the selling security holders. Certain selling security holders failed to respond to the inquiry regarding existing short positions. Since the Company has no information regarding a short position as to those selling security holders that did not respond to this question, the Company has assumed that such holders do not have an existing short position in the Company’s securities. The Company is contacting the applicable selling security holders in this regard and will amend the registration statement as appropriate upon receipt of the selling security holders’ responses.

We appreciate your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned or Mark H. Bennett of this office at (405) 272-5711.

Very truly yours,

/s/ Irwin H. Steinhorn

Irwin H. Steinhorn

For the Firm

IHS:MHB:dcr

Enclosures

cc:	Jack Golsen
Barry Golsen
Tony Shelby
David Shear
Jim Jones
Brigitte Lippman (SEC)